Exhibit 99.D.7

February 1, 2013

FPA International Value Fund

11400 West Olympic Blvd., Suite 1200

Los Angeles, CA 90064

Re: Expense Limit Agreement — FPA International Value Fund

FPA International Value Fund (the “Fund”) is a series of FPA Funds Trust, a Delaware statutory trust (the “Trust”).  The Trust, on behalf of the Fund, has entered into an agreement with First Pacific Advisors, LLC (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund, for so long as this Expense Limit Agreement is in effect, to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding brokerage fees and commissions, interest, taxes, shareholder service fees, fees and expenses of other funds in which the Fund invests, and extraordinary expenses) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund.  We agree that this obligation shall constitute a contractual commitment enforceable by the Trust and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund exceeding the expense limit set forth in Schedule A.

We acknowledge the limit of shareholder liability as set forth in the Declaration of Trust of the Trust and agree that any obligation assumed by the Trust pursuant to this agreement shall be limited in all cases to the Trust and its assets.  We agree not to seek satisfaction of any such obligations from the shareholders of the Trust, nor from the Trustees of the Trust.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Expense Limit Agreement supersedes the existing expense limit agreement with respect to the Fund, and is effective as of February 1, 2013 and shall continue in effect until June 30, 2015.  This Agreement may be terminated at any time by the Trust’s Board of

Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement.  Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

First Pacific Advisors, LLC

By:
J. Richard Atwood, COO

The foregoing agreement is hereby
accepted as of February 1, 2013

FPA International Value Fund,
on behalf of the Fund

By:
Sherry Sasaki, Secretary

SCHEDULE A

Fund	Expense Limit

FPA International Value Fund	1.32%